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)STATES
'HANGE COMMISSION
........g.on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 49496

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/2009___ AND ENDING___12/31/2009___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCM Securities LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

152 W. 57th Street
                                           (No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Del Giudice   (212) 218 - 4088
                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP
                            (Name – *if individual, state last, first, middle name*)

66 State Street	Albany	NY	12207-2595
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 02 2010

Washington, DC
107

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Michael Del Giudice_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
___MCM Securities L L C_____ , as
of ___December 31_____ , 20 _09___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____
_____
_____

_____
Signature

___Senior Managing Director___
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCM SECURITIES, LLC

AUDITED FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Year ended December 31, 2009

MCM SECURITIES, LLC

TABLE OF CONTENTS



UHY **LLP**
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
MCM Securities, LLC

We have audited the accompanying statement of financial condition of MCM Securities, LLC as of December 31, 2009, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MCM Securities, LLC at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

UHY LLP

Albany, New York
January 30, 2010

MCM SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2009

ASSETS

Cash - operations	$	30,017
Deposits receivable		2,338
Prepaid expenses		2,156
Total assets	$	34,511

LIABILITIES

Accrued expenses	$	7,221

MEMBER'S EQUITY

		27,290
Total liabilities and member's equity	$	34,511

See notes to financial statements.

MCM SECURITIES, LLC
STATEMENT OF OPERATIONS
Year Ended December 31, 2009

REVENUES	$ -
EXPENSES	
Salary and benefits	22,139
Broker/dealer expense	12,367
Office supplies and expenses	7,530
Occupancy expense	6,736
Professional fees	3,735
Licenses and permits	2,116
Miscellaneous	890
Insurance	554
Dues and subscriptions	150
Total expenses	56,217
NET LOSS	$ (56,217)

See notes to financial statements.

MCM SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
Year Ended December 31, 2009

Balance, January 1, 2009	$ 16,007
Contributions from members	67,500
Net loss	(56,217)
Balance, December 31, 2009	$ 27,290

See notes to financial statements.

MCM SECURITIES, LLC
STATEMENT OF CASH FLOWS
Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (56,217)
Adjustments to reconcile net loss to net cash	
used by operating activities:	
Changes in:	
Deposits receivable	(1,864)
Prepaid expenses	40
Accrued expenses	(1,546)
Net cash used in operating activities	(59,587)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from member	67,500
Net cash provided by financing activities	67,500
Increase in cash	7,913
Cash - operating, beginning	22,104
Cash - operating, ending	$ 30,017

See notes to financial statements.

MCM SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE 1 — ORGANIZATION AND NATURE OF BUSINESS

MCM Securities, LLC (the Company) was organized in September 1996 as a Delaware Limited Liability Corporation and is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's sole member is Millennium Credit Markets, LLC (the "Parent").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer will carry all of the accounts of any customers and maintain and preserve all related books and records as are customarily kept by a clearing broker/dealer.

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES

For purposes of preparing the financial statements, the Company considered events through January 30 2010, the date these financial statements were available for issuance. No material events have occurred since the date of financial statements, which have not been disclosed in these financial statements.

Business Activities

The Company's business activities are limited to the following:

➢ selling interests in mortgages or other receivables;
➢ private placements of securities;
➢ real estate syndicator;
➢ providing financial advice to issuers of private placements; and
➢ municipal securities broker.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

The Company is included in the federal income tax returns filed by Millennium Credit Markets, LLC. Millennium Credit Markets, LLC is not a tax paying entity and distributes its prorata share of income, losses, and tax credits to its members as provided in the operating agreement.

Effective January 1, 2009 Millennium Credit Markets, LLC adopted guidance issued by the Financial Accounting Standards Board ("FASB") regarding accounting for uncertainty in income taxes This guidance clarifies the accounting for income taxes by prescribing the minimum recognition threshold an income tax position is required to meet before being recognized in the financial statements and applies to all income tax positions. Each income tax position is assessed using a two step process. A

MCM SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE 2 — SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)

determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement.

The income tax position taken by Millennium Credit Markets, LLC for any years open under the various statutes of limitations is that Millennium Credit Markets, LLC continues to be exempt from income taxes by virtue of its pass through entity status. Management believes this tax position meet the more-likely-than-not threshold and, accordingly, the tax benefit of this income tax position (no income tax expense or liability) has been recognized for the years ended on or before December 31, 2009. The adoption of this guidance did not impact Millennium Credit Markets, LLC's financial position or results of operations.

None of Millennium Credit Markets' federal or state income tax returns is currently under examination by the Internal Revenue Service ("IRS") or state authorities. However, fiscal years 2006 and later remain subject to examination by the IRS and Delaware.

NOTE 3 — RELATED PARTY TRANSACTIONS

In accordance with an Expense Support Agreement, as amended November 2003, the Parent allocates certain expenses to the Company, including but not limited to salaries and general operating expenses. Such expenses include all costs for which the Company derived direct or indirect benefit and/or for which the Company would be responsible if another entity had not agreed to pay for it.

The Parent incurs certain costs related to both the Parent and the Company. Shared expenses, such as salary, office supplies and expense, etc, are recorded as incurred in amounts determined according to a reasonable allocation, applied on a consistent basis. The allocation is derived as an attempt to equate the proportional cost of a service or product to the proportional use of or benefit derived from the service or product. All expenses, with the exception of certain professional fees, insurance, broker filing fees, licenses and permits, are based on allocations from the Parent.

Substantially all of the revenues earned by the Company are derived from transactions controlled by one individual. This individual indirectly through a series of LLC's owns a majority of the Parent.

NOTE 4 — NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and net capital requirements of $22,796 and $5,000, respectively. Therefore, the Company was in compliance with their capital requirement.



UHY LLP
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Member
MCM Securities, LLC

We have audited the accompanying financial statements of MCM Securities, LLC as of and for the year ended December 31, 2009, and have issued our report thereon dated January 30, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Albany, New York
January 30, 2010

Page 8

SCHEDULE I

MCM SECURITIES, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
December 31, 2009

Aggregate indebtedness	$ 7,221
Minimum required net capital	$ 5,000
Net capital	
Member's equity	$ 27,290
Deductions:	
Prepaid expenses and receivables	4,494
Net capital	22,796
Minimum required net capital	5,000
Net capital excess	$ 17,796



**REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5**

To the Member
MCM Securities, LLC

In planning and performing our audit of the financial statements and the supplemental schedule of MCM Securities, LLC (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company relating to items 2, 3 or 4 above.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.


Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

UHY LLP

Albany, New York
January 30, 2010